Exhibit 99.1

AMARIN ANNOUNCES SIGNING OF NON-BINDING TERM SHEET FOR PRIVATE PLACEMENT OF UP TO $55 MILLION

DUBLIN, Ireland, July 7, 2009 – Amarin Corporation plc (NASDAQ: AMRN) announced today that that it has entered into a non-binding term sheet with certain existing investors relating to the proposed private placement of American Depositary Shares (each representing one ordinary share) (“ADSs”) for up to $55 million over two or more closings. The lead investors in the financing are funds affiliated with Longitude Capital, Sofinnova Ventures, Orbimed Advisors and Fountain Healthcare Partners, all of which participated in the Company’s May 2008 financing.

The non-binding term sheet contemplates that the lead investors along with other potential investors that have expressed strong interest will purchase approximately $35 million of the ADSs at the first closing, with the balance of the private offering of approximately $20 million reserved for other investors acceptable to both the Company and the lead investors.

Thomas Lynch, Chairman and Chief Executive Officer of Amarin, commented “This potential funding for up to $55 million represents a major advance for Amarin and would achieve our objective of having the Company’s Phase 3 cardiovascular program fully funded.”

Pursuant to the non-binding term sheet, the investors will purchase units, each consisting of one ADS and a warrant to purchase 0.50 of an ADS, at a purchase price of $1.00 per unit. The warrants will have a five year term and an exercise price of $1.50 per ADS. The first closing is anticipated to occur on or before July 24, 2009.

Previously announced bridge financing has provided the Company with sufficient funds to operate through mid July 2009. The execution of this non-binding term sheet does not constitute a commitment on the part of the investors to invest in the Company. There can be no assurance that the private placement contemplated by this non-binding term sheet will close, or, in the event it does not close, that other long-term or additional bridge financing will be available to the Company in order to permit the continued funding of its operations.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. There shall not be any sale of these securities in any jurisdiction in which such offering would be unlawful.

About Amarin
Amarin is a late-stage biopharmaceutical company with a focus on cardiovascular disease. The Company’s lead product candidate is AMR101, a prescription grade Omega-3 fatty acid comprising not less than 96% ultra-pure ethyl eicosapentaenoic acid (EPA), which is entering Phase 3 clinical trials for the treatment of hypertriglyceridemia under a Special Protocol Assessment (SPA) agreement with the U.S. Food and Drug Administration (FDA). Amarin recently established its research and development headquarters in Mystic, Connecticut with an experienced research and development team. Amarin’s programs capitalize on its lipid science expertise and the known therapeutic benefits of Omega-3 fatty acids in treating cardiovascular disease. The pipeline also includes proprietary next-generation lipid candidates, currently at preclinical stages of development.

Amarin has a range of clinical and preclinical stage compounds to treat central nervous system (CNS) disorders, including Huntington’s disease, myasthenia gravis, Parkinson’s disease and epilepsy, all of which are available for partnering.  Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of July 7, 2009. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's products in development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; growth in costs and expenses; and risks relating to the Company's ability to maintain its Nasdaq listing. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin’s Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.

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